Filed Pursuant to Rule 433

Registration No. 333-183287

March 17, 2015

ONEOK PARTNERS, L.P.

PRICING TERM SHEET

$800,000,000

$300,000,000 3.80% Senior Notes due 2020

$500,000,000 4.90% Senior Notes due 2025

Issuer:	ONEOK Partners, L.P.
Guarantor:	ONEOK Partners Intermediate Limited Partnership
Security Type:	Senior Notes
Ratings:*	Moody’s: Baa2 / S&P: BBB
Minimum Denomination:	$2,000 and whole multiples of $1,000 in excess thereof
Pricing Date:	March 17, 2015
Settlement Date (T+3):	March 20, 2015
	3.80% Senior Notes due 2020	4.90% Senior Notes due 2025
Maturity Date:	March 15, 2020	March 15, 2025
Principal Amount:	$300,000,000	$500,000,000
Benchmark:	1.375% due February 29, 2020	2.000% due February 15, 2025
Benchmark Yield:	1.554%	2.052%
Re-offer Spread to Benchmark:	+ 225 bps	+ 287.5 bps
Yield to Maturity:	3.804%	4.927%
Coupon:	3.80%	4.90%
Public Offering Price:	99.982%	99.790%
Redemption Provisions:
Make-Whole Call:	T + 35 bps (prior to February 15, 2020)	T + 45 bps (prior to December 15, 2024)
Par Call:	On or after February 15, 2020 (1 month prior to maturity)	On or after December 15, 2024 (3 months prior to maturity)
Interest Payment Dates:	March 15 and September 15, beginning September 15, 2015	March 15 and September 15, beginning September 15, 2015
CUSIP / ISIN:	68268N AN3 / US68268NAN30	68268N AP8 / US68268NAP87
Joint Book-Running Managers:	J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.
Co-Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

UBS Securities LLC

Wells Fargo Securities, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Deutsche Bank Securities Inc. toll-free at (800) 503-4611, Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848 and U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

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